SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                           Select Comfort Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                    81616X103
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                              David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    81616X103                SCHEDULE 13D/A        PAGE 2 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,129,308
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,129,308
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,129,308
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
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                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 3 OF 7 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,129,308
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,129,308
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,129,308
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 4 OF 7 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,129,308
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,129,308
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,129,308
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 5 OF 7 PAGES
------------------------------                             ---------------------
ITEM 1.           SECURITY AND ISSUER.

            This Amendment No. 7 is filed with respect to the shares of the common stock, par value $0.01 per share (the "Shares"), of Select Comfort Corporation, a Minnesota corporation (the "Issuer"), beneficially owned by the Reporting Persons (as previously defined) as of September 1, 2009 and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 10, 2008, as previously amended (the "Original
Schedule 13D" and together with this Amendment, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.        PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

            On August 31, 2009, Clinton Group, Inc. ("Clinton") delivered to the Issuer a letter (the "August 2009 Letter") in response to the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 28, 2009, in which the Issuer disclosed that the proposal to approve the transaction with Sterling (as described in Amendment No. 6 to the Schedule 13D) was rejected, as it received only 49.94% of the affirmative votes of the Issuer's voting shareholders and a majority of such votes were required for passage. The August 2009 Letter expressed Clinton's concern that the vote may not have been tallied correctly for various reasons, including but not limited to the fact that a number of votes may have been changed, including near the time that the polls were closed, and that other votes may have been disqualified and not included in the final tally. For these and other reasons, Clinton believes there is a distinct possibility that errors were made that determined the outcome of the vote. Furthermore, Clinton expressed its concern that in light of the rejection of the Sterling transaction, the Issuer is at high risk that its debt agreement lenders, who have granted the Issuer a limited forbearance period, will seek to exercise remedies under the relevant documents, possibly requiring the Issuer to file for bankruptcy. In light of the possibility of errors in the tallying of the votes, as well as the potentially severe repercussions of the Sterling transaction failing to pass, Clinton requested that the Issuer commence a recount and audit of the vote by an independent third party and that Clinton's representatives be permitted to observe and participate in the recount process. In connection with the August 2009 Letter, Clinton Magnolia Master Fund, Ltd., as beneficial owner of the Issuer's shares, made a demand (the "Demand") to access the Issuer's records related to the shareholder vote. A copy of each of the August 2009 Letter and the Demand is attached hereto as Exhibit E and each is incorporated herein by reference in its entirety.

            Subsequent to the sending of the August 2009 Letter and the Demand, the Issuer issued a press release stating that it would have Broadridge Financial Solutions, Inc. conduct a recount. The Reporting Persons believe that while more information is needed regarding the details of how the recount is to be conducted, this is a helpful recognition by the Issuer's board and management that the Issuer is at a critical juncture and that an accurate count of the shareholder vote is a critical, appropriate interest of all stakeholders.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

Paragraphs (a) through (c) of Item 5 are hereby amended and restated in the entirety as follows:

            (a) As of the close of business on September 1, 2009, the Reporting Persons may be deemed the beneficial owners of an aggregate of 3,129,308 Shares, constituting approximately 6.9% of the Shares outstanding.

            The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 45,595,806 Shares outstanding, which is the total number of Shares outstanding as of July 20, 2009 as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 28, 2009.

            (b) By virtue of an investment management agreement with CMAG, Clinton has the power to vote or direct the voting, and to dispose or direct the

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D/A         PAGE 6 OF 7 PAGES
------------------------------                             ---------------------

disposition, of all of the 3,129,308 Shares held by CMAG. By virtue of his direct and indirect control of Clinton, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Clinton has voting power or dispositive power. Accordingly, Clinton and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,129,308 Shares.

            (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D on August 17, 2009 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented as follows:

Exhibit E - Letter to the Issuer and Demand to Inspect Books and Records, dated August 31, 2009, respectively.

---------------------------                                 -------------------
CUSIP NO.      81616X103             SCHEDULE 13D/A           PAGE 7 OF 7 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2009


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer

                                 CLINTON MAGNOLIA MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer

                                 /s/ George Hall
                                 ------------------------------
                                 George Hall

                                   SCHEDULE A

     TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE FILING OF
                       AMENDMENT NO. 6 TO THE SCHEDULE 13D

Equity Activity for Clinton Magnolia Master Fund, Ltd.



         Trade Date            Shares Purchased (Sold)      Price Per Share ($)
         -----------          ------------------------      -------------------
            8/27/09                  (15,000)                      2.68
            8/28/09                  (137,400)                     3.28
            8/31/09                    2,500                       3.20
            9/01/09                   16,570                       2.87
